August 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 5, 2013
File No. 333-189117

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our response to the comment contained in the letter, dated August 7, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-189117) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Enclosed are three courtesy copies of Amendment No. 4, which are marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Commission on August 5, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Risk Factors, page 10

1.	We note your disclosure in the third risk factor on page 10 regarding discussions with Mayo to extend the payment that was due on July 31. You also refer to a material, adverse impact on your prospects if Mayo declares a default under the Affiliation Agreement. Please revise here and where appropriate to describe clearly the consequences of such a default. For example, it is unclear if and how your set of current and anticipated testing services would be limited by a discontinuation of the Affiliation Agreement.

Securities and Exchange Commission August 12, 2013 Page 2	August 12, 2013

Response:

The Registration Statement has been revised to describe in more detail the impact of such a default.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Yvan-Claude Pierre, Reed Smith LLP